Exhibit 99.1

BRAGG GAMING GROUP COMPLETES ACQUISITION OF SPIN GAMES LLC ACCELERATING NORTH
AMERICAN GROWTH

TORONTO, June 1, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG), (“Bragg” or “the Company”) announced today that it completed its previously announced acquisition of Spin Games LLC (“Spin Games”) in a cash and stock transaction valued at approximately USD$30 million. The Spin Games acquisition provides for a differentiated and widely distributed iGaming product offering and accelerates Bragg’s North American growth.

Bragg will immediately leverage Spin’s U.S. iGaming relationships to introduce new proprietary and exclusive third-party online casino content developed to address the preferences of U.S. and Canadian players and to cross-sell its existing player-popular European casino content. The Company expects to launch its first proprietary games - Egyptian Magic, Fairy Dust and Paradise Ticket as well as exclusive games from partner studios – on its remote gaming server (RGS) with an initial roll-out in Connecticut, Michigan and New Jersey anticipated to begin in Q3 2022, with games in Pennsylvania expected to follow.

The combined Bragg/Spin Games’ offering positions the Company to deliver premium iGaming content into the rapidly growing U.S. market, supported by advanced player engagement technology. Bragg will deliver the benefits of its proprietary and exclusive content and technology combined with Spin Games’ local market know-how and operator relationships with more than 30 North American customers, including leading operators. Spin Games’ existing RGS and casino content are fully licensed and distributed in New Jersey, Pennsylvania and Michigan and are licensed and pending go-live in Connecticut and British Columbia, Canada. Spin Games has a proprietary content portfolio of more than 30 in-house developed games, including in high-demand categories such as slots, video poker, action bingo and keno. Spin Games will also augment Bragg’s existing content portfolio with numerous popular third-party titles from well-known, land-based slot manufacturers.

Yaniv Spielberg, Chief Strategy Officer for Bragg, said, “Combining our RGS, advanced player engagement tools, data analytics capabilities and our newest game content developed specifically to appeal to North American players, with Spin Games’ state gaming licenses and established integrations with online casino operators comprising the majority of the U.S. market significantly accelerates our entry into the North America iGaming market.

“We are positioned to quickly grow our U.S. market presence over the next several months beginning with our iGaming content and supporting game optimization technologies. In addition, our proven player account management (PAM) platform which powers several leading iGaming and sports book brands in Europe, along with our full managed operational and marketing services allows us to offer a complete solution to online gambling operators of any size in currently regulated states and as additional states approve iGaming.”

“With more than 30 years of experience in the North American gaming sector, Spin Games’ founder and CEO Kent Young will serve as our President – Americas and oversee our U.S. market roll-out growth strategy. We’re delighted to welcome Kent and the entire Spin Games team to Bragg and look forward to collaboratively driving the successful execution of this key growth initiative.”

Kent Young added, “I am delighted to now be a part of the Bragg team and I’m confident the company is perfectly positioned to leverage our leading RGS technology and proprietary and third-party content to quickly execute on our U.S. and Canada iGaming expansion plan. In addition to strengthening our support of existing customers and markets, the combined company is positioned to accelerate the expansion of our propriety content library, pursue new markets, and leverage our technology to quickly support iGaming in new states and provinces as they open.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services. Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K. Nevada-based Spin Games is Bragg’s wholly owned B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.games